VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	Evogene Ltd.
Registration Statement on Form F-1 Initially Submitted on April 26, 2013
(CIK No. 0001574565)

Dear Ms. Nguyen:

On behalf of our client, Evogene Ltd., an Israeli company (the “Company”), we confidentially transmit herewith Amendment No. 2 (“Amendment No. 2”) for review by the Securities and Exchange Commission (the “Commission”) to the above-referenced draft registration statement on Form F-1 (the “Registration Statement”) via the Commission’s EDGAR system. The Registration Statement was initially submitted confidentially to the Commission on April 26, 2013 and Amendment No. 1 thereto was submitted confidentially on June 3, 2013. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated June 17, 2013 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

General

1.	We note your response to our prior comment 2. Please revise the second paragraph in this section to clarify, consistent with your response, that it is your belief that the company has a leading position in the field of plant genomics. Similarly, revise under “Business,” at page 70, and throughout your prospectus. Also clarify whether you are a leading plant genomics company in Israel or in the overall industry.

Response:

The Company has revised the disclosure throughout the Registration Statement to state that it is the Company’s belief that it is a leading plant genomic company in the overall plant genomics industry.

2.	Please include a currently dated consent of the independent registered public accounting firm as an exhibit upon the filing of your Form F-1 registration statement.

Response:

The Company acknowledges the Staff’s comment and confirms that it will file a recently dated consent from the independent registered accounting firm upon public filing of the Registration Statement.

Prospectus Summary, page 1

Our Business, page 1

3.	We note your response to our prior comment 3. Please revise to briefly explain plant “genomics” on page 1.

Response:

The Company has provided a brief explanation of plant “genomics” on page 1 of the Registration Statement in response to the Staff’s comment.

Our Strengths, page 2

4.	Please revise to remove the reference to “unique” computational technologies in this section and on page 99 or state that this is your belief.

Response:

The Company has revised the disclosure on pages 2 and 99 of the Registration Statement to refer to “proprietary” computational technologies in response to the Staff’s comment.

Industry Background, page 2

5.	We note your response to our prior comment 13. We believe that the Summary section should briefly disclose material information about your business and the securities offered pursuant to this registration statement. We believe that the chart on page 3 is more appropriate in the Industry Overview section as the revised disclosure appears to repeat disclosure that is currently on page 58. Please revise.

Response:

The Company has revised the disclosure to remove both the chart and the lead-in paragraph on page 3 in response to the Staff’s comment.

Risk Factors, page 4

6.	Please disclose your net losses with parentheses. Revise here and throughout the prospectus accordingly.

Response:

The Company has disclosed its net losses with parentheses throughout the Registration Statement in response to the Staff’s comment.

Use of Proceeds, page 29

7.	We note your response to our prior comment 18 that you will use proceeds from the offering to invest in your ag-chemical and Evofuel operations. Please disclose the amounts from proceeds that you will use towards your ag-chemical and Evofuel operations.

Response:

The Company has revised the disclosure on pages 6 and 33 to state that approximately $20 million from the offering proceeds will be used toward the Company’s ag-chemical operations, and approximately $15 million will be used toward its Evofuel operations. The Company intends to provide an estimate for its seed trait operations in a subsequent amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Liquidity and Capital Resources, page 52

Contractual Commitments and Contingencies, page 55

8.	We note your revised disclosure indicating that you have reflected the amounts of contractual obligations and commitments at March 31, 2013. However, the amounts in the table appear to represent the amounts presented in your financial statements at December 31, 2012. Please reconcile and revise the amounts presented in the table on page 55 to the amounts reflected in your March 31, 2013 financial statements.

Response:

The Company has revised the disclosure on page 54 to state that the table reflects the amounts of contractual obligations and commitments at December 31, 2012, the Company’s latest fiscal year end balance sheet date, as required under Item 303 of Regulation S-K.

Industry Overview, page 60

9.	We note the added disclosure in response to our prior comment 24. Please clarify that you have not entered into any collaboration agreements with respect to your ag-chemical operations.

Response:

The Company has revised the disclosure on pages 2 and 59 in response to the Staff’s comment.

Limited Grain Supply, page 62

10.	Please define OECD the first time that it is used.

Response:

The Company has revised the disclosure on page 61 in response to the Staff’s comment.

Key Collaborations, page 85

11.	We note your response to our prior comment 27. Please disclose that portions of the payments for the equity purchases by Monsanto and Bayer were considered to be advances on your collaborative research projects.

Response:

The Company has revised the disclosure on page 85 in response to the Staff’s comment.

Principal Shareholders, page 120

12.	We note your response to our prior comment 33, but we were not able to locate the new disclosure. Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by Monsanto Company.

Response:

The Company has revised the disclosure on page 121 in response to the Staff’s comment and clarified that Monsanto Company holds voting and dispositive investment power. Monsanto Company is a widely held, publicly traded company (NYSE:MON). As such, there is not a single individual or entity that holds voting and dispositive power with respect to the shares held by Monsanto Company.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

Consolidated Statements of Changes in Equity, page F-5

13.	We note your revised disclosure on page F-14 in response to our prior comment 39. However, given that the amount in the line item titled “Reserve- transaction with former controlling shareholder” represents not only the forgiveness of a loan accounted for as a capital contribution but also reflects the issuance of your stock as payment for a license right, please further revise note 2 to explain not only the forgiveness of the loan, but also the nature of all items presented in the reserve. Refer to IAS 1, paragraph 79(b) and to the disclosure requirements outlined in paragraphs 12 through 22 of IAS 24.

Response:

The Company has revised the disclosure in Notes 2 and 16 on pages F-16 and F-29, respectively, in response to the Staff’s comment.

Notes to Consolidated Financial Statements, page F-8

Note 2:-Significant Accounting Policies

d. Functional Currency, reporting currency and foreign currency, page F-9

14.	We note your response to our prior comment number 41. Please expand your disclosures in footnote 2d to explain the various factors considered in determining that the US dollar is your functional currency. Your revised disclosure should be in a level of detail consistent with that provided in your response to our prior comment number 41.

Response:

The Company has revised the disclosure in footnote 2d in response to the Staff’s comment

Note 5:-Major Collaboration Agreements, page F-17

15.	We note your responses to prior comments 43 and 44. Please provide the following with regards to the Monsanto and Bayer share purchase and collaboration agreements:

•

Please tell us whether the pricing for the upfront payments, periodic payments and milestone payments provided for under the collaboration agreements with Monsanto and Bayer are more favorable than they would be if not for the stock purchase agreement. Specifically, tell us whether you have similar agreements with any other customers and explain in detail how the pricing under these other agreements compare to those for Bayer and Monsanto.

•

Explain the business reasons for the share purchase agreements that resulted in Monsanto and Bayer acquiring an ownership interest in Evogene. In this regard, please tell us which party requested the stock purchase agreements in connection with the collaboration agreements and explain the business purpose for such arrangements. Your response should clearly explain why the share purchase agreements and collaboration agreements were each contingent upon the signing of the other.

•

Please explain to us and disclose in Note 5 in further detail how you determined the portion of the increase in value of the amended put option with Monsanto of $727 that was recorded as share premium and the amount of $2,604 that was attributed as deferred revenue to be recognized as revenue from research and development services over the term of the agreement.

•

As requested in our prior comments, please revise Note 5 to disclose the amounts of the various types of revenues recognized in your financial statements during each period presented under the collaboration agreements with Monsanto and Bayer. Your revised disclosures should be presented in a level of detail consistent with that provided in your responses to our prior comments number 43 and 44.

Response:

With respect to the Staff’s first bulleted comment: the Company acknowledges the Staff’s comment and notes that the financial terms, including pricing, of each collaboration agreement it enters into depends on many factors and is individually negotiated in each instance.

Pricing terms can depend on various factors such as:

•	the number and type of crops covered by the collaboration;

•	the traits covered by the collaboration;

•	the duration of the agreement; and

•

the market share of the relevant collaborator generally and with respect to the particular crop, and the projected size of the market for the crop or trait that is the subject of the Company’s collaboration agreement with the relevant collaborator.

As a result of the varying factors involved in each collaboration, the Company does not believe that it can make a direct comparison between different agreements and conclude that one has more favorable pricing arrangements than another. While the Monsanto and Bayer collaboration agreements are the only agreements to date accompanied by equity investments, the Company does not believe that such investments constitute single determinative factors that affect the pricing of the agreements in a meaningfully distinguishable way. Rather, as indicated above, pricing under these and other agreements is driven by a range of factors that make comparisons along the lines of favorability difficult and, in the Company’s view, ultimately fruitless.

With respect to the Staff’s second bulleted comment: the Company notes that, with both Monsanto and Bayer, the request for Monsanto and Bayer to invest in the Company was initiated by the Company. The Company believes that its request was based on and motivated by a mutual interest shared with each of Monsanto and Bayer.

A number of business reasons motivated the share purchase agreements with Monsanto and Bayer: from a financial standpoint, while the Monsanto Collaboration Agreement and the Bayer Wheat Agreement covered the Company’s costs in undertaking research and development for trait discovery in collaboration with Monsanto and Bayer, given the significant breadth of the Company’s activities under the collaborations, the Company sought additional funding from both Monsanto and Bayer to enable the Company to continue investing in infrastructure and computational tools in order to complete its obligations under the collaboration agreements. The Company therefore sought to have Monsanto and Bayer purchase shares in the Company which would have the dual effect of achieving these financial goals and the business and commercial goals described below.

From a business and commercial standpoint, there were several rationales for the Company seeking investments by Monsanto and Bayer:

•

First, the Company sought to expand its relationships with Monsanto and Bayer beyond the immediate commercial collaborations. By having these companies invest in the Company, the Company believed it could achieve a stronger strategic relationship with each of these collaborators who would have a greater vested interest in the success of, and collaborating with, the Company as a result of their investments. The Company believes that the decisions by Monsanto and Bayer to invest in the Company reflect the fact that the desire for a strategic relationship in both cases was mutual.

•

Second, the Company believed that having Monsanto and Bayer as investors in the Company would effectively provide the strongest possible vote of confidence in the Company that could raise its profile in the industry and possibly attract further collaborations from other companies in the industry. Monsanto and Bayer are among the world’s leading agricultural companies, and their decisions to enter into collaborations and concurrently invest in the Company have, in the Company’s opinion, positively impacted the Company and its ability to attract other collaborations. The Company further notes that such equity investments are relatively common when a large established company enters into a significant collaboration with a smaller, younger company.

While the Company could have sought additional funding from Monsanto and Bayer simply by negotiating higher payments under the collaboration agreements, the Company believed it would be in its best interests to seek funding from these companies through a combination of collaboration agreements and equity investments to achieve not only its financial goals, but also the business and commercial goals described above.

Also, the Company notes that while it had opportunities to collaborate with other seed companies, it eventually decided to enter into collaboration agreements with Monsanto and Bayer due to the equity investments that both Monsanto and Bayer agreed to provide.

With respect to the Staff’s third bulleted comment: the replacement of the original put option with Monsanto by a new put option was accounted for as two related transactions: (1) an increase in value of the original put option until its replacement by the new put option and (2) the issuance of a new put option with modified terms. In accordance with paragraph 22 of IAS 32, “Financial Instruments: Presentation”, the original put option was initially characterized as an equity instrument reduced from the Company’s equity because it was a contract the Company could settle by delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash. Paragraph 22 further notes that changes in the fair value of an equity instrument need not be recognized in the financial statements. Therefore, the Company’s original put option was not required to be reevaluated in every reporting period. However, upon the replacement of the original put option by the new put option, the $727 thousand increase in fair value of the equity instrument from $4,433 to $5,160 thousand was recorded as an increase in share premium, reflecting the Company’s benefit from the reevaluation of the original put option issued as part of the original collaboration agreement with Monsanto.

The second transaction, the issuance of the new put option with modified terms, was recorded in the same manner as the original put option, i.e. as an equity instrument reduced from the Company’s equity. The value of the new put option was determined to be $7,764 thousand, replacing the original equity instrument which was valued at the time of modification at $5,160 thousand. The incremental value increase of $2,604 thousand at the modification date was attributed to deferred revenue to be recognized as revenue from research and development services over the term of the agreement. Such an attribution was required because the terms of the new put option were modified in conjunction with and included in the 2011 amendment of the Company’s 2008 collaboration agreement with Monsanto, which extended the collaboration period and expanded the collaboration activities under the agreement. In response to the Staff’s third bulleted comment, the Company has revised the disclosure in Note 5.

With respect to the Staff’s fourth bulleted comment: the Company has revised the disclosure in Note 5 to the financial statements to include the various types of revenues recognized in its financial statements during each period presented under the collaboration agreements with Monsanto and Bayer.

Part II, Item 7. Recent Sales of Unregistered Securities

16.	We note that you have updated the NIS to USD exchange rate to the date of March 31, 2013. However, we note that the USD prices in the table continue to reflect the exchange rate of 1 USD = 3.733 NIS per your original F-1. Please revise or advise.

Response:

The Company has revised the United States dollar amounts in the table in response to the Staff’s comment.

*    *    *

Please do not hesitate to contact Joshua Kiernan or Ji Kim at (212) 819-7698 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP